

12013659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 08 2012

Washington, DC 125

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SEC FILE NUMBER
8- 65248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___

$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOMMY HORSE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 WEST 8TH STREET, # 2

(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK T. MANZO $\qquad$ 201-519-1905

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA

(Name – if individual, state last, first, middle name)

3150 140TH STREET, ROOM 6C	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Fern B. Jones _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tommy Horse Securities, LLC _____ , as of December 31 _____, 20 11 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President and CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOMMY HORSE SECURITIES, LLC

CONTENTS

Facing page

Oath or Affirmation

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Member of
  Tommy Horse Securities LLC

We have audited the accompanying statement of financial condition of Tommy Horse Securities LLC(the Company) as of December 31, 2011, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tommy Horse Securities LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I required by rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied

in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with audit standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Yin Shen Co. CPA
Flushing, New York
February 18, 2012

TOMMY HORSE SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

ASSETS

Cash	$	11,149
Prepaid expenses		4,045
Total assets		15,194

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	2,820
Accrued expenses	2,004
Total liabilities	4,824

Member's Equity

Member's Capital		20,832
Current earnings		(10,462)
Total member's equity		10,370
Total liabilities and member's equity	$	15,194

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2011

REVENUES:

Consulting income	$	1,700
Total Revenue		1,700

EXPENSES:

Professional and consulting fees	5,600
Regulatory fees and expenses	4,123
Other expenses	2,439
Total Expenses	12,162
NET INCOME (LOSS)	$ (10,462)

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(10,462)
Adjustments to reconcile net income to net cash used in operating activities:		
Prepaid expenses	(585)	
Accounts payable	1,024	
Total adjustments		439
Net cash used in operating activities		(10,023)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contribution	10,810	10,810
Net cash provided by financing activities		10,810
INCREASE(DECREASE) IN CASH		787
CASH AT BEGINNING OF THE YEAR		10,362
CASH AT END OF THE YEAR	$	11,149

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2011

	Member's Capital
Balance, January 1, 2011	$ 10,022
Net Income(Loss)	(10,462)
Member's Capital Contributions	10,810
Member's Capital Withdrawals	-
Balance, December 31, 2011	$ 10,370

The accompanying notes are an integral part of these financial statements

Tommy Horse Securities LLC
Notes to Financial Statements

For the Year Ended December 31, 2011

1. Organization and nature of business

Tommy Horse Securities LLC a/k/a THS Ltd. (the Company) is a broker-dealer
registered with Securities and Exchange Commission (SEC) and is a member of the
Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC
customer protection rules. The Company was organized in the State of New York on
January 4, 2002. The Company is exempt from SEC customer protection under Paragraph
(k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company specializes in mutual funds and variable annuities serving the unique need
of individuals with physical and other disadvantages, and the organizations with which
they are associated. The Company's income is based on commission and consultation for
the services provided. The Company does not carry customers' accounts. The financial
statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect the
reported amounts of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and the reported amounts of revenues and
expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private
placement offering and advisory fees, over the life of the underlying agreement, at the
time work is performed and services are rendered.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents
as highly liquid investments, with original maturities of less than three months, that are
not held for sale in the ordinary course of business.

3. Prepaid Expenses

Prepaid expenses in the amount of $4,045 are for FINRA dues and insurance.

4. Accounts payable and Accrued Expenses

Accounts payable and accrued expenses are professional fees for $4,824.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2011, the Company was in compliance with these regulations. The Company's net capital ratio was 0.76 to 1 and the Company had net capital of $6,325 which exceeded the minimum required dollar amount by $1,325.

6. Income tax

For the tax purpose, the Company is a single member limited liability company and is treated as a "disregarded entity," and is not required to file corporation tax returns.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

No disclosure is required.

TOMMY HORSE SECURITIES, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

TOMMY HORSE SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL

Total partners' equity		$ 10,370
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		10,370
Deductions:		
Nonallowable assets		
Prepaid expenses	(4,045)	(4,045)
		6,325
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0
NET CAPITAL		$ 6,325

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses	4,824	4,824
Total aggregate indebtedness		$ 4,824

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		$ 322
Minimum dollar required:		$ 5,000
Excess net capital		$ 1,325
Net capital less greater of 10% of aggregate indebtedness		$ 325
or 120% of minimum dollar amount		
Ratio: Aggregate indebtedness to net capital		0.76 to 1

Schedule I (cont.)

TOMMY HORSE SECURITIES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17A-5 as of December 31, 2011)

There is no material difference between the net capital computation as reported on
Tommy Horse Securities LLC FOCUS report-Part IIA as of December 31, 2011.

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report(amended)	$	6,562
Adjustments:	-	-
Net capital per above	$	6,325

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Member of
Tommy Horse Securities LLC

In planning and performing our audit of the financial statements of Tommy Horse Securities LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
Flushing, New York
February 18, 2012

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